January 31, 2025

Chan Siu Hung
Chief Executive Officer
Scientist Home Future Health Limited
3/F, Mow Hing Industrial Building, 205 Wai Yip Street
Kwun Tong, Kowloon, Hong Kong

       Re: Scientist Home Future Health Limited
           Amendment No. 2 to Registration Statement on Form S-1
           Filed January 16, 2025
           File No. 333-283430
Dear Chan Siu Hung:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 20, 2024 letter.

Amendment to Form S-1 filed January 16, 2025
Prospectus Summary, page 1

1. We note your revised disclosure on page 15 in response to our prior comment 1.
       Please revise to provide similar disclosure in your Prospectus Summary section as well.
 January 31, 2025
Page 2
Risk Factors
Our Officer and Director lacks experience in the reporting and disclosure obligations of publicly-traded companies., page 6

2.     We note your expanded disclosures provided in response to prior comment
4:
           As previously requested, please tell us the background and experience of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S.
GAAP and
         SEC rules and regulations, including education, professional designations such as
         Certified Public Accountant (U.S.) and professional experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.
           With reference to your new risk factor, please provide us with separate comprehensive discussions of the services provided by your auditor and
         the "additional third parties".
Management's Discussion and Analysis
Critical Accounting Estimates, page 13

3. Pursuant to Item 303(b)(3) of Regulation S-K, please revise your filing to provide critical accounting estimate disclosures. We would expect such disclosures to include, but not necessarily be limited to, your principal versus net assessment for your revenue recognition as addressed in prior comment 26. Your Item
303(b)(3)
       disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. See also SEC Release No.
       33-8350.
Consumer Health Market in Hong Kong and Southeast Asia, page 14

4. We note your revised disclosure in response to prior comment 10 that there is a growing preference in the consumer health market in Hong Kong for herbal and traditional products, including traditional Chinese medicine (TCM) and that traditional medicine remains integral to healthcare in this region. You also disclose that your mixed gelatine hydrolysate and high concentration proteinase products accounted for over half of your revenue as of September 30, 2024. Please revise to clarify, if true, that your top products, including the gelatine hydrolysate and proteinase products, do not constitute herbal, traditional, or TCM products.
Emerging Trends in Precision Nutrition, page 14

5. We note your revised disclosure in response to prior comment 9 that you expect to employ nutrition specialists to explain the features of your products and to provide consultation services to your customers. You also disclose on page 15 that Mr. Chan is currently the only customer service representative to provide product details to
       customers and answer customers    enquiries through call and instant
messaging
       applications. Please revise to disclose Mr. Chan   s prior experience
and qualifications
       to provide nutrition and health recommendations to your customers, as applicable.
 January 31, 2025
Page 3
Nutraceutical Supplements, page 14

6. We note your revised disclosure in response to our prior comment 11 that while there is no government definition of nutraceuticals, "Dietary Supplements and Nutraceuticals defines nutraceuticals as foods, or parts of food, such as isolated
       nutrients, food supplements, herbal products, extracts, and processed food products, that provide health benefits to individuals and can aid in the prevention and treatment of diseases." Please revise to identify the "Dietary Supplements and Nutraceuticals"
       referenced and clarify the source of the information in this section. Business Model and Operations, page 15

7. We note your revised disclosure in response to our prior comment 12 and reissue it in part. Please revise to provide additional details regarding the material terms of your agreement with your sole supplier, including each party's rights and obligations, any minimum purchase committments, and the termination provision.
Current Business Operations, page 15

8. We note your response to our prior comment 14 and reissue in part. We note your revised disclosure that "[yo]ur online platform will connect to nutrition specialist for consultations, providing continuous support and accessible services for our customers anytime, anywhere." Please also provide additional detail relating to the timeline of your future online platform.
Our Strategies, page 15

9. We note your revised disclosure in response to our prior comment 19. We note your disclosure that "[yo]ur intake supplements (Scientist Home Bone Gelatine Hydrolysate, Scientist Home Mixed Gelatine Hydrolysate and Scientist
Home High
       Concentration Proteinase) complied with the Hong Kong Food Adulteration (Metallic
       Contamination) Regulations Maximum permitted concentration of certain metals..."
       Please confirm whether your intake supplements continue to comply with the requirements of the Hong Kong Food Adulteration (Metallic Contamination) Regulations.
Future Plans, page 16

10. We note your revised disclosure in response to our prior comment 22 that you expect to "add in health supplement products" that help to maintain standard blood glucose level and blood vessel health. Please expand your disclosure to discuss the health supplement products you expect to add to your product line, including the current status and timeline for commercializing such products. We also note your response that the Use of Proceeds section remains unchanged because you do not expect to incur any additional costs from your third-party supplier to expand your product line.
       Please revise to clarify the basis for your expectation that you will not incur any additional expenses to include such products to your product line.
11. We note your response to our prior comment 14 and reissue in part. We note your revised disclosure that "[yo]ur online platform will connect to nutrition specialist for consultations, providing continuous support and accessible services for our customers
 January 31, 2025
Page 4

       anytime, anywhere." Please also provide additional detail relating to the timeline of your future online platform.
Government Regulations, page 16

12. We note your revised disclosure in response to prior comment 23 that none of your topical cream products contain mercury compounds. However, we note that you continue to state on page 15 that your topical creams comply with FDA regulations concerning mercury compounds. Please revise your disclosure throughout the registration statement to clarify that none of your topical cream products contain mercury compounds accordingly. Please also include conforming changes relating to the applicable government and industry regulations in the United States and Hong
       Kong as they relate to your products in the Prospectus Summary.
Related Party Transactions, page F-9

13.    We refer to our prior comment 28. Please address the following:
           Please tell us how the overpayment to Related party B occurred. With reference to the transaction that resulted in the overpayment, clarify whether the $22,951 is appropriately classified as Other Receivables, which implies you are owed cash.
         Alternatively, if the $22,951 is a prepayment for goods or services, please label this asset as such. Please clarify when the overpayment was made and when the
         Company anticipates receiving cash or future goods or services.
           Please expand your disclosure to clarify the nature of the transaction that gave rise to the $10,000 amount due to Related party B. Ensure you address why you did not request repayment of the above referenced overpayment rather than entering into a separate transaction with Related party B to access funds for working capital purposes.
           Based on the material revisions made to your balance sheet and statement of cash flows, it appears that you have corrected a material error in the classification of amounts due/from Related party B. Please revise your financial statements,
         including labeling the revised financial statements as    restated
and providing all
         the disclosures required by ASC 250-10-50. In addition, have your auditor revise their audit report to include an explanatory paragraph that references the error correction and the footnote that discusses it. Refer to paragraphs .09 and
         .16 of PCAOB AS 2820.
 January 31, 2025
Page 5
General

14. We note your response to our prior comment 29 and reissue it. Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-
       Based Companies issued by the Staff in December 2021.

       Please contact Julie Sherman at 202-551-3640 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Mont E. Tanner